UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 7)1

Pitney Bowes Inc.

(Name of Issuer)

Common Stock, $1.00 par value per share

(Title of Class of Securities)

724479100

(CUSIP Number)

KURTIS J. WOLF

HESTIA CAPITAL MANAGEMENT, LLC

175 Brickyard Road, Suite 200

Adams Township, Pennsylvania 16046

(724) 687-7842

With a copy to:

ANDREW FREEDMAN.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 4, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 724479100

1	NAME OF REPORTING PERSON

HESTIA CAPITAL PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,572,261
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,572,261
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,572,261
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.2% (1)
14	TYPE OF REPORTING PERSON

PN

(1) Based upon 176,528,703 Shares outstanding as of January 31, 2024, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 20, 2024.

2

CUSIP No. 724479100

1	NAME OF REPORTING PERSON

HELIOS I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		9,540,161
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

9,540,161
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,540,161
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4% (1)
14	TYPE OF REPORTING PERSON

PN

(1) Based upon 176,528,703 Shares outstanding as of January 31, 2024, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 20, 2024.

3

CUSIP No. 724479100

1	NAME OF REPORTING PERSON

HESTIA CAPITAL PARTNERS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		15,112,422
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

15,112,422
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,112,422
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6% (1)
14	TYPE OF REPORTING PERSON

OO

(1) Based upon 176,528,703 Shares outstanding as of January 31, 2024, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 20, 2024.

4

CUSIP No. 724479100

1	NAME OF REPORTING PERSON

HESTIA CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		15,790,922
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

15,790,922
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,790,922
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.9% (1)
14	TYPE OF REPORTING PERSON

OO

(1) Based upon 176,528,703 Shares outstanding as of January 31, 2024, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 20, 2024.

5

CUSIP No. 724479100

1	NAME OF REPORTING PERSON

KURTIS J. WOLF
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		15,790,922
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

15,790,922
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,790,922
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.9% (1)
14	TYPE OF REPORTING PERSON

IN

(1) Based upon 176,528,703 Shares outstanding as of January 31, 2024, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 20, 2024.

6

CUSIP No. 724479100

The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned (“Amendment No. 7”). This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On April 4, 2024, the Issuer announced that the Board has appointed Lance E. Rosenzweig as an independent director, effective immediately, to fill the vacancy created by William S. Simon’s resignation from the Board, effective March 31, 2024. Mr. Rosenzweig’s appointment was made in accordance with the Issuer’s Amended and Restated By-Laws and pursuant to Section 1(c) of the Cooperation Agreement by and among the Issuer and the Reporting Persons, dated January 31, 2024 (the “Cooperation Agreement”). Mr. Rosenzweig will be deemed to replace Mr. Simon as a Replacement Director (as defined in the Cooperation Agreement) under the Cooperation Agreement and will assume Mr. Simon’s roles on the standing committees of the Board. Mr. Rosenzweig will initially serve as a director until the Issuer’s 2024 Annual Meeting of Shareholders (the “2024 Annual Meeting”), and the Issuer plans to nominate Mr. Rosenzweig for election to the Board at the 2024 Annual Meeting.

7

CUSIP No. 724479100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2024

Hestia Capital Partners, LP

By:	Hestia Capital Management, LLC, its Investment Manager

By:	/s/ Kurtis J. Wolf
	Name:	Kurtis J. Wolf
	Title:	Managing Member

Helios I, LP

By:	Hestia Capital Management, LLC, its Investment Manager

By:	/s/ Kurtis J. Wolf
	Name:	Kurtis J. Wolf
	Title:	Managing Member

Hestia Capital Partners GP, LLC

By:	/s/ Kurtis J. Wolf
	Name:	Kurtis J. Wolf
	Title:	Managing Member

Hestia Capital Management, LLC

By:	/s/ Kurtis J. Wolf
	Name:	Kurtis J. Wolf
	Title:	Managing Member

/s/ Kurtis J. Wolf
Kurtis J. Wolf

8